UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: November 8, 2012

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐              No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐             No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers, Ltd. dated November 8, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 8, 2012	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

THIRD QUARTER RESULTS

Highlights

•	Declared a cash dividend of $0.02 per share for the quarter ended September 30, 2012.
•	Reported third quarter 2012 adjusted net loss attributable to shareholders of Teekay Tankers(1) of $7.7 million, or $0.09 per share.
•	Extended time-charter out contract of one Aframax tanker for an additional two years, increasing fixed coverage from 38 percent to 42 percent for fiscal 2013.
•	Total liquidity of $382.9 million with no significant debt maturities until 2017.

Hamilton, Bermuda, November 8, 2012—Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its results for the three months ended September 30, 2012. During the third quarter of 2012, the Company generated $9.7 million, or $0.12 per share, in Cash Available for Distribution(2), compared to $11.8 million, or $0.15 per share, in the second quarter of 2012. On November 7, 2012, Teekay Tankers declared a dividend of $0.02 per share(3) for the third quarter of 2012, which will be paid on November 26, 2012 to all shareholders of record on November 19, 2012.

Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has declared a dividend in 20 consecutive quarters, which now totals $7.155 per share on a cumulative basis (including the dividend to be paid on November 26, 2012).

“Our third quarter Cash Available for Distribution of $0.12 per share was down from $0.15 per share in the second quarter of 2012 due to a combination of seasonally weaker Suezmax spot tanker rates, a higher than usual drydocking schedule and reduced time-charter revenue,” commented Bruce Chan, Teekay Tankers’ Chief Executive Officer. “This quarter’s dividend was impacted by these factors and the increased reserves established by the Board for debt repayments following our 13-vessel acquisition in June.”

Mr. Chan continued, “We continue to benefit from Teekay Corporation’s relationships which provide strategically important time-charter out contract opportunities. In addition to the two previously announced Aframax time-charter out contracts entered into in late July, we extended another Aframax time-charter out contract in October at an attractive rate of $18,000 per day for two years. As a result, our estimated fixed cover for fiscal 2013 has increased from 38 percent to 42 percent, providing further insulation from the expected weak tanker market. The cyclical weakness in the tanker rate environment has lowered vessel values by close to 50 percent from their July 2008 peak. With the stability provided by a strong balance sheet and over $380 million of available liquidity, we believe that Teekay Tankers is well-positioned for an eventual tanker market recovery.”

(1)	Adjusted net income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)	Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs of other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, for the period when these vessels were owned and operated by Teekay Corporation.

(3)	Please refer to Appendix B to this release for the calculation of the cash dividend amount.

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Estimated Fourth Quarter 2012 Dividend

The table below presents the estimated cash dividend per share for the quarter ending December 31, 2012 at various average rates earned by the Company’s spot tanker fleet and reflects the estimated contribution from its existing fixed-rate, time-charter contracts and estimated reserves for scheduled vessel drydockings and debt principal repayments. These estimates are based on current assumptions and actual dividends may differ materially from those included in the following table. The Company’s Aframax/LR2 and Suezmax spot rates earned during the fourth quarter of 2012 may not necessarily equal industry averages:

		Suezmax Spot Rate Assumption (TCE per day)
Q4 2012 Dividend Estimate Dividend Per Share (i)		$10,000	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
Aframax/LR2 Spot Rate Assumption (TCE per day)	$10,000	0.01	0.04	0.07	0.11	0.15	0.19	0.22
	$15,000	0.05	0.09	0.12	0.15	0.19	0.23	0.27
	$20,000	0.10	0.13	0.16	0.20	0.24	0.27	0.31
	$25,000	0.14	0.17	0.21	0.24	0.28	0.32	0.36
	$30,000	0.18	0.22	0.25	0.28	0.32	0.36	0.40
	$35,000	0.23	0.26	0.29	0.33	0.37	0.40	0.44

(i)	Estimated dividend per share is based on estimated Cash Available for Distribution, less $5.0 million for scheduled principal payments related to the Company’s debt facilities and less a $3.4 million reserve for estimated drydocking costs. Based on the estimated weighted-average number of shares outstanding for the fourth quarter of 83.6 million shares.

Tanker Market

Suezmax tanker spot rates weakened considerably during the third quarter of 2012, dragged lower by an extremely weak VLCC market, reduced demand for West African imports into the U.S. and an ample supply of available vessels. Aframax spot rates remained relatively steady during the quarter, although rates in the Atlantic were reduced somewhat by seasonal North Sea oil field maintenance. Rates have remained relatively weak during the start of the fourth quarter, although the recent end of the refinery maintenance season and the onset of winter weather conditions in the Northern Hemisphere could provide some support to crude tanker demand in the coming months.

Long Range 2 (LR2) product tanker rates improved during the third quarter of 2012 to the highest level experienced in two years. An increase in long-haul naphtha movements into Asia due to improved demand and refinery outages in Asia was the main catalyst for rate increases compared to previous quarters. Reduced competition for westbound gasoil cargoes from newbuilding crude tankers delivering in Asia also provided support to rates on those trades.

The global tanker fleet grew by a net amount of 14.6 million deadweight tonnes (mdwt), or 3.1 percent, through the first nine months of 2012 compared to growth of 22.0 mdwt, or 4.9 percent, for the same period of 2011. A total of 25.5 mdwt of tankers have delivered into the fleet during the first nine months of 2012, while 10.9 mdwt have been removed for scrapping or conversion. The level of new tanker ordering remains extremely low, with just 8.1 mdwt of new tankers ordered in 2012 to-date. As a result, the tanker orderbook has reduced to 62 mdwt, or 13 percent of the existing fleet, the lowest level since the first quarter of 2003 on an absolute basis and the lowest level since the second quarter of 2000 on an orderbook-to-fleet ratio basis.

As a result of continued headwinds in the global economy, the International Monetary Fund (IMF) recently downgraded its outlook for global GDP growth in 2012 and 2013 to 3.3 percent and 3.6 percent, respectively, from 3.5 percent and 3.9 percent in its July 2012 report. This has translated into lower 2013 oil demand growth estimates from the major forecasting agencies, with an average estimated growth rate of 0.8 million barrels per day (mb/d) for 2013 from the International Energy Agency (IEA), Energy Information Administration (EIA) and Organization of Petroleum Exporting Countries (OPEC).

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Financial Summary

The Company reported an adjusted net loss attributable to shareholders of Teekay Tankers(1) (as detailed in Appendix A to this release) of $7.7 million, or $0.09 per share, for the quarter ended September 30, 2012, compared to adjusted net income attributable to shareholders of Teekay Tankers of $1.3 million, or $0.02 per share, for the same period in the prior year. The reduction in adjusted net income attributable to the shareholders of Teekay Tankers is primarily the result of three Suezmax tankers completing their scheduled drydockings during the third quarter of 2012, the change in employment of certain of the Company’s vessels from fixed-rates to lower spot-rates on expiry of their fixed-rate charters, and the renewal of certain time-charter out contracts at lower rates, which resulted in lower average realized tanker rates compared to the same period in the prior year. Adjusted net income attributable to shareholders of Teekay Tankers excludes a number of specific items which had the net effect of increasing net loss attributable to shareholders of Teekay Tankers by $1.9 million, or $0.03 per share, and decreasing net income attributable to the shareholders of Teekay Tankers by $18.4 million, or $0.30 per share for the three month periods ended September 30, 2012 and September 30, 2011, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, a net loss attributable to the shareholders of Teekay Tankers of $9.7 million, or $0.12 per share, for the quarter ended September 30, 2012, compared to a net loss of $17.1 million, or $0.28 per share, for the quarter ended September 30, 2011. Net revenues(2) were $43.9 million and $51.5 million for the third quarters of 2012 and 2011, respectively.

The adjusted net loss attributable to shareholders of Teekay Tankers (as detailed in Appendix A to this release) for the nine months ended September 30, 2012 was $3.7 million, or $0.05 per share, compared to adjusted net income attributable to shareholders of Teekay Tankers of $11.2 million, or $0.19 per share, for the same period of the prior year. The reduction in the adjusted net income attributable to shareholders of Teekay Tankers was primarily the result of three Suezmax tankers completing their scheduled drydockings during the third quarter of 2012, the change in employment of certain of the Company’s vessels from fixed-rates to lower spot-rates on expiry of their fixed-rate charters, and the renewal of certain time-charter out contracts at lower rates, which resulted in lower average realized rates compared to the same period in the prior year. Adjusted net income attributable to shareholders of Teekay Tankers excludes a number of specific items which had the net effect of decreasing net income attributable to shareholders of Teekay Tankers by $0.8 million, or $0.01 per share, and decreasing net income attributable to shareholders of Teekay Tankers by $19.8 million, or $0.33 per share, for the nine month periods ended September 30, 2012 and September 30, 2011, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net loss attributable to shareholders of Teekay Tankers of $4.4 million, or $0.06 per share, for the nine months ended September 30, 2012, compared to a net loss attributable to shareholders of Teekay Tankers of $8.6 million, or $0.14 per share, for the nine months ended September 30, 2011. Net revenues(2) were $148.3 million for the nine months ended September 30, 2012, compared to $164.1 million for same period last year.

For accounting purposes, the Company is required to recognize the changes in the fair value of its derivative instruments in the statements of (loss) income. This method of accounting does not affect the Company’s cash flows or the calculation of Cash Available for Distribution, but results in the recognition of unrealized gains or losses in the statements of (loss) income.

The Company’s financial statements for the prior periods include historical results of the 13 vessels acquired by the Company from Teekay Corporation in June 2012, referred to herein as the Dropdown Predecessor, for the periods when these vessels were owned and operated by Teekay Corporation.

(1)	Adjusted net income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of net revenues to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	September 30, 2012	June 30, 2012(ii)	September 30, 2011(ii)
Time-Charter Fleet
Suezmax revenue days	366	196	276
Suezmax TCE per revenue day(i)	$20,954	$24,482	$27,814
Aframax revenue days	717	569	695
Aframax TCE per revenue day (i)	$18,255	$18,467	$21,326
MR revenue days	271	45	—
MR TCE per revenue day(iii)	$25,960	$26,658	—

Spot Fleet
Suezmax revenue days	487	401	276
Suezmax TCE per revenue day	$14,081	$22,795	$8,582
Aframax revenue days	414	341	204
Aframax TCE per revenue day	$11,688	$10,610	$10,704
LR2 revenue days	276	12	—
LR2 TCE per revenue day	$12,601	$11,126	—

Total Fleet
Suezmax revenue days	853	597	552
Suezmax TCE per revenue day(i)	$17,031	$23,348	$18,186
Aframax revenue days	1,131	910	899
Aframax TCE per revenue day(i)	$15,851	$15,521	$18,914
LR2 revenue days	276	12	—
LR2 TCE per revenue day	$12,601	$11,126	—
MR revenue days	271	45	—
MR TCE per revenue day(iii)	$25,960	$26,658	—

(i)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include a profit-sharing component.
(ii)	The TCE rates in the table above exclude the results of the acquisition of the 13 conventional tankers from Teekay Corporation prior to their acquisition by the Company in June 2012.
(iii)	The charter rate on one of the MR tankers includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of November 1, 2012:

	Owned Vessels	Chartered-in Vessels	Newbuildings	Total
Fixed-rate:
Suezmax Tankers	4	—	—	4
Aframax Tankers	8	—	—	8
MR Product Tankers	3	—	—	3
VLCC Tankers	—	—	1	1
Total Fixed-Rate Fleet	15	—	1	16
Spot-rate:
Suezmax Tankers	6		—	6
Aframax Tankers(i)	4	1	—	5
LR2 Product Tankers	3	—	—	3
Total Spot Fleet	13	1	—	14
Total Teekay Tankers Fleet	28	1	1	30

(i)	One Aframax tanker, Star Lady, is currently time-chartered in for a six-month period ending in January 2013, with options to extend for additional periods of six and twelve months, respectively, at escalating rates.

The fleet list above includes one very large crude carrier (VLCC) newbuilding that Teekay Tankers owns through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited entered into in October 2010. The newbuilding is scheduled to deliver in April 2013, at which time it will commence a time-charter out contract to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.

In October 2012, the Company extended its time-charter out contract on the Aframax tanker, Matterhorn Spirit, for a period of two years at a rate of $18,000 per day.

In July 2010, the Company made loans secured by first-priority ship mortgages on two VLCC newbuildings, the income of which the Company believes approximates that of two vessels trading on fixed-rate bareboat charters. Including the income earned from these loans, the Company expects to have fixed coverage of approximately 42 percent for fiscal 2013.

Liquidity

As of September 30, 2012, the Company had total liquidity of $382.9 million (which consisted of $26.3 million of cash and $356.6 million in an undrawn revolving credit facility), compared to total liquidity of $386.1 million as at June 30, 2012.

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Conference Call

The Company plans to host a conference call on November 8, 2012 at 1:00 p.m. (ET) to discuss its results for the third quarter of 2012. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 321-6651 or (416) 642-5212, if outside of North America, and quoting conference ID code 7475432

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, November 15, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7475432.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 28 vessels, including 12 double-hull Aframax tankers, 10 double-hull Suezmax tankers, three double-hull Long Range 2 (LR2) product tankers, three double-hull Medium-Range (MR) product tankers and has one time-chartered in Aframax tanker, which an affiliate of Teekay Corporation (NYSE: TK) manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. The Company also owns a VLCC newbuilding through a 50 percent joint venture, which is scheduled to deliver in April 2013. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business. Since inception, Teekay Tankers has distributed on a quarterly basis all of its Cash Available for Distribution, less reserves established by its board of directors.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME (1)

(in thousands of U.S. dollars, except share data)

	Three Months Ended			Nine Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)
Time-charter revenues	28,356	32,032	41,898	96,025	119,503
Net pool revenues	14,638	16,136	7,810	47,087	38,769
Voyage charter revenue	210	—	—	210	—
Interest income from investment in term loans	2,880	2,872	2,855	8,614	8,462

REVENUES	46,084	51,040	52,563	151,936	166,734

OPERATING EXPENSES
Voyage expenses	2,172	107	1,108	3,601	2,601
Vessel operating expenses	23,529	20,922	21,813	65,600	62,739
Time-charter hire expense	804	644	1,610	3,109	1,610
Depreciation and amortization	17,896	18,047	18,801	53,934	56,327
General and administrative	3,327	4,402	3,524	11,139	12,901
Goodwill Impairment	—	—	19,294	—	19,294
Write-down of vessel and equipment	—	—	58,034	—	58,034

	47,728	44,122	124,184	137,383	213,506

(Loss)/income from operations	(1,644)	6,918	(71,621)	14,553	(46,772)

OTHER ITEMS
Interest expense	(2,954)	(6,654)	(8,330)	(17,169)	(33,122)
Interest income	15	11	17	36	62
Realized and unrealized loss on derivative instruments(2)	(4,252)	(3,895)	(14,675)	(9,226)	(25,950)
Other expenses	(826)	(703)	15	(1,806)	(357)

	(8,017)	(11,241)	(22,973)	(28,165)	(59,367)

Net loss	(9,661)	(4,323)	(94,594)	(13,612)	(106,139)

(Loss) earnings per share attributable to shareholders of Teekay Tankers(3)
- Basic and diluted	($0.12)	$0.01	($0.28)	($0.06)	($0.14)
Weighted-average number of Class A common shares outstanding
- Basic and diluted	71,091,030	67,411,673	49,376,744	65,659,449	47,897,733
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	83,591,030	79,911,673	61,876,744	78,159,449	60,397,733

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(1)	The Company acquired 13 vessels from Teekay Corporation in June 2012. Results for the 13 conventional tankers for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in Appendix A
(2)	Includes realized losses relating to interest rate swaps of $2.4 million, $2.4 million and $2.6 million for the three months ended September 30, 2012, June 30, 2012 and September 30, 2011, respectively, and $7.1 million and $36.5 million for the nine months ended September 30, 2012 and September 30, 2011, respectively. The realized loss relating to interest rate swap for the nine months ended September 30, 2011 includes $29.8 million attributable to the interest rate swap that was acquired as part of the Dropdown Predecessor, which had its fixed interest rate amended in the first quarter of 2011 from 5.07 percent to 2.51 percent.
(3)	Earnings per share attributable to shareholders of Teekay Tankers is determined by dividing (a) net (loss) income of the Company after adjusting for the amount of net (loss) income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	September 30, 2012	June 30, 2012	December 31, 2011
	(unaudited)	(unaudited)	(unaudited)(1)
ASSETS
Cash	26,298	18,554	18,566
Pool receivable from related parties	8,611	12,809	4,360
Interest receivable	1,754	1,754	1,754
Other current assets	9,478	7,988	8,752
Due from affiliates (current and long term)	22,619	20,702	166,346
Vessels and equipment	1,266,594	1,275,672	1,310,496
Investment in term loans	117,581	117,347	116,844
Loan to joint venture	9,830	9,830	9,830
Other non-current assets	6,881	7,060	4,521

Total assets	1,469,646	1,471,716	1,641,469

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	16,902	12,919	18,891
Current portion of long-term debt	25,246	25,246	26,268
Current portion of derivative instruments	6,228	6,926	6,652
Other current liabilities	2,121	3,639	3,824
Due to affiliates	16,154	10,070	91,200
Long-term debt	706,896	700,853	882,462
Other long-term liabilities	35,715	32,553	34,008
Equity	660,384	679,510	578,164

Total liabilities and equity	1,469,646	1,471,716	1,641,469

(1)	In accordance with GAAP, the balance sheet as at December 31, 2011 includes the Dropdown Predecessor amounts for the 13 conventional tankers acquired by the Company from Teekay Corporation in June 2012 to reflect ownership of the vessels from the time they were owned and operated by Teekay Corporation.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended
	September 30, 2012	September 30, 2011
	(unaudited)(1)	(unaudited)(1)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES

Net operating cash flow	20,342	11,290

FINANCING ACTIVITIES
Proceeds from long-term debt	15,000	15,000
Repayments of long-term debt	(4,855)	(1,350)
Prepayment of long-term debt	(55,000)	(118,328)
Proceeds from long-term debt of Dropdown Predecessor	2,312	268,696
Repayment from long-term debt of Dropdown Predecessor	(10,372)	(13,925)
Prepayment from long-term debt of Dropdown Predecessor	(15,000)	—
Acquisition of 13 vessels from Teekay Corporation	(1,078)	—
Due to / from affiliates	16,913	(284,081)
Equity contribution from Teekay Corporation	9,467	62,562
Proceeds from issuance of Class A common stock	69,000	112,055
Share issuance costs	(3,229)	(4,949)
Cash dividends paid	(30,559)	(42,076)

Net financing cash flow	(7,401)	(6,396)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,099)	(3,147)
Investment in joint venture	(3,110)	—

Net investing cash flow	(5,209)	(3,147)

Increase in cash and cash equivalents	7,732	1,747
Cash and cash equivalents, beginning of the period	18,566	14,889

Cash and cash equivalents, end of the period	26,298	16,636

(1)	In accordance with GAAP, the statements of cash flows for the nine month periods ended September 30, 2012 and September 30, 2011, respectively, include the Dropdown Predecessor amounts for the 13 conventional tankers acquired by the Company from Teekay Corporation in June 2012 to reflect ownership of the vessels from the time they were owned and operated by Teekay Corporation.

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TEEKAY TANKERS LTD. APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME (in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the shareholders of Teekay Tankers Ltd., a non-GAAP financial measure, to net (loss) income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers Ltd. is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30, 2012		September 30, 2011
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net loss - GAAP basis	(9,661)	($0.12)	(94,594)	($1.53)
Add:
Net loss attributable to the Dropdown Predecessor	—		77,461	$1.25

Net loss attributable to shareholders of Teekay Tankers	(9,661)	($0.12)	(17,133)	($0.28)
(Subtract) add specific items affecting net income:
Unrealized loss on interest rate swaps (1)	1,896	$0.03	5,132	$0.08
Goodwill impairment (2)	—	—	13,310	$0.22
Other	90	—	—	—

Total adjustments	1,986	$0.03	18,442	$0.30

Adjusted net (loss) income attributable to shareholders of Teekay Tankers	(7,675)	($0.09)	1,309	$0.02

	Nine Months Ended
	September 30, 2012		September 30, 2011
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net loss - GAAP basis	(13,612)	($0.17)	(106,139)	($1.76)
Add:
Net loss attributable to the Dropdown Predecessor	9,163	$0.11	97,539	$1.62

Net loss attributable to shareholders of Teekay Tankers	(4,449)	($0.06)	(8,600)	($0.14)
Add (subtract) specific items affecting net income:
Unrealized (gain) loss on interest rate swaps (1)	(75)	($0.00)	6,027	$0.10
Goodwill impairment (2)	—	—	13,310	$0.22
Other (3)	840	$0.01	478	$0.01

Total adjustments	765	$0.01	19,815	$0.33

Adjusted net (loss) income attributable to shareholders of Teekay Tankers	(3,684)	($0.05)	11,215	$0.19

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(2)	The amount for the three and nine months ended September 30, 2011 relates to a goodwill impairment charge associated with the Suezmax tanker fleet. A goodwill impairment charge of $6.0 million relating to the Dropdown Predecessor is included in the “Net loss attributable to the Dropdown Predecessor” lines in the tables above.
(3)	The amount for the three and nine months ended September 30, 2012 relates to transaction costs related to the acquisition of 13 conventional tankers from Teekay Corporation in June 2012. The amount for the nine months ended September 30, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants of the Company’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY TANKERS LTD.

APPENDIX B – CASH DIVIDEND CALCULATION

(in thousands of U.S. dollars, except share and per share data)

Cash Available for Distribution

The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
September 30, 2012
(unaudited)
Net loss for the period	(9,661)

Add:
Depreciation and Amortization, excluding Dropdown Predecessor	17,896
Unrealized loss on interest rate swaps	1,896

Less:
Other	(417)

Cash Available for Distribution before Reserves	9,714

Less:
Reserve for drydocking and capital expenditures	(3,400)
Reserve for loan repayments	(5,000)

Cash Available for Distribution after Reserves	1,314

Weighted average number of common shares outstanding for the quarter ended	83,591,030

Cash dividend per share (rounded)	$0.02

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker rates and the potential for a future tanker market recovery; the ability to leverage Teekay Corporations chartering relationships to secure new time-charter contracts; the Company’s financial position and ability to acquire additional assets; estimated dividends per share for the quarter ending December 31, 2012 based on various spot tanker rates earned by the Company; the Company’s fixed coverage for fiscal 2013; anticipated drydocking costs and debt principal repayments; and the Company’s ability to generate surplus cash flow and pay dividends. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected levels of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; future issuances of the Company’s common stock; the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to continue to meet its payment obligations; increases in the Company’s expenses, including any dry-docking expenses and associated off-hire days; the ability of Teekay Tankers’ Board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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